Via Edgar

May 6, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4631

Attn:     Terence O’Brien
Accounting Branch Chief

Re:     Colgate-Palmolive Company
Form 10-K
Filed February 19, 2015
File No. 1-00644

Dear Mr. O’Brien:

We are pleased to respond to the comments included in your letter dated April 22, 2015 regarding our Annual Report on Form 10-K for the year ended December 31, 2014 (the “Form 10-K”), as indicated above, and our recently submitted Response Letter dated April 9, 2015. For your convenience, each of your comments is repeated below followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Executive Overview and Outlook, page 17

1.
We have read your responses to prior comments one and two from our letter dated March 31, 2015. We note that your decision to use a particular exchange rate is based on consideration of the various exchange mechanisms and your company-specific facts and circumstances. In light of the (i) continued deterioration of economic conditions in Venezuela and the new currency exchange mechanisms and (ii) the extent of your business activities in Venezuela via your investment in CP Venezuela, please tell us what consideration you have given to identifying management’s selection of the appropriate Bs to USD exchange rate as a critical accounting estimate. In this regard, it would appear that the additional information you have provided in response to prior comment one would be meaningful information to an investor. Furthermore, please address the need to illustrate the sensitivity of this estimate by quantifying the impact to your results of operations had you remeasured your monetary assets and liabilities at less favorable exchange rates.

Response

In future filings, as deemed necessary based on then current circumstances, we will expand our disclosures in the Critical Accounting Policies and Use of Estimates section of our Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) to provide investors with information regarding management’s selection of the exchange rate used to remeasure the financial statements of Colgate’s Venezuelan subsidiary (“CP Venezuela”). Set forth below, for illustration purposes only, is sample expanded disclosure. This sample is based upon the Form 10-K and is intended to show the kind of additional disclosure we will include in future filings, as and when deemed necessary.

•
The selection of the exchange rate used to remeasure the financial statements of CP Venezuela requires careful consideration by management given the various currency exchange mechanisms that exist in Venezuela. Even though the supply of U.S. dollars to fund imports has been limited and sporadic, as most of the products in CP Venezuela’s portfolio have been designated as “essential” by the government of Venezuela, CP Venezuela’s access to U.S. dollars in 2014 at the official rate of 6.30 bolivares per dollar was sufficient to settle most of its U.S. dollar obligations for imported materials. However, this rate is not applicable to foreign investments and cannot be used to pay dividends. The Company also gave consideration to using the SICAD II rate to remeasure the financial statements of CP Venezuela; however, CP Venezuela had not participated in the SICAD II market during 2014 and had no intention to do so. As a result, the Company took the decision to remeasure the financial statements of CP Venezuela at the rate at which it expects to remit future dividends which, based on the advice of legal counsel, is the SICAD I rate.

Additionally, we will expand our disclosures in future filings to quantify the potential impact on our results of operations had the Company remeasured CP Venezuela’s local currency-denominated net monetary assets at a rate less favorable than the SICAD rate. In this regard, we call your attention to the additional disclosure we have included in the MD&A section of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, repeated below for your convenience.

At March 31, 2015, CP Venezuela’s local currency-denominated net monetary asset position, which would be subject to remeasurement in the event of further changes in the SICAD rate, was $589. This amount includes the devaluation-protected bonds issued by the Venezuelan government. If the Company had to use the SIMADI rate to remeasure CP Venezuela’s local currency-denominated net monetary asset position at March 31, 2015, which could occur if CP Venezuela were unable to continue to obtain sufficient U.S. dollars from CENCOEX or the SICAD market to fund its requirements for imported goods, the Company would have incurred a remeasurement loss related to CP Venezuela’s local currency-denominated net monetary assets of approximately $500 ($321 aftertax loss, or $0.35 per diluted common share).

Critical Accounting Policies and Use of Estimates, page 44

2.
We have read your repose to prior comment three from our letter dated March 31, 2015. Please tell us what consideration you have given to expanding the discussion of your impairment analysis for your Venezuelan long-lived intangible assets to address the sensitivity of your impairment analysis, including whether or not you would need to recognize an impairment loss if you were to use a less favorable exchange rate and, if so, to quantify what that impairment loss would be.

Response

In future filings, as deemed necessary based on then current circumstances, we will expand our disclosures to provide more insight into the significant management judgments and estimates made in developing the assumptions used in the asset impairment analysis related to the fixed assets of CP Venezuela, including the bases for our assumptions, and whether we would need to recognize an impairment loss if we were to use a less favorable exchange rate. Set forth below, for illustration purposes only, is sample expanded disclosure. This sample is based upon the Form 10-K and is intended to show the kind of additional disclosure we will include in future filings, as and when deemed necessary.

Asset impairment analysis related to the Company’s subsidiary in Venezuela requires management’s best estimates of future rates of inflation in Venezuela, the timing and amount of future selling price increases for products sold in Venezuela and whether CP Venezuela has sufficient access to U.S. dollars to fund imports and the rates at which those dollars are obtained. In developing these estimates, the Company analyzes historical data and the underlying trends with consideration given to events or changes in circumstances, both known or expected, that could have a significant effect on the projection of historical amounts and trends into the future.

The most sensitive aspects of this analysis are the extent to which future selling price increases offset the impacts of future devaluations and inflation and whether CP Venezuela will continue to have sufficient access to U.S. dollars to fund imports and the rates at which those dollars are obtained.

CP Venezuela’s net non-monetary assets were $310 at December 31, 2014 and included $235 of fixed assets, of which approximately $80 were manufacturing assets, that could be subject to impairment if CP Venezuela is not able to implement further price increases to offset the impacts of continued high inflation or further devaluations, or if it does not have sufficient access to U.S. dollars from CENCOEX or the SICAD market to fund imports.

While, based on best estimates as of December 31, 2014, the Company expects that projected future cash flows generated by CP Venezuela will be more than sufficient to recover the carrying value of its fixed assets, there is a high degree of uncertainty with respect to the estimates and assumptions underlying this analysis. This analysis anticipates that CP Venezuela will, over time, be able to implement future selling price increases generally sufficient to offset inflation. CP Venezuela’s manufacturing assets would be fully impaired and the Company would be required to recognize an impairment charge of approximately $80 ($52 aftertax or $0.06 per diluted common share) if there were a 70% devaluation and CP Venezuela were unable to implement further selling price increases to offset it.

A further, more significant devaluation that CP Venezuela could not offset with selling price increases, or the imposition of additional or more stringent controls on foreign currency exchange, pricing, payments, profits or imports or other governmental actions or continued or increased labor unrest would further negatively affect the Company’s business in Venezuela and the Company’s ability to effectively make key operational decisions in regard to its Venezuelan operations, both of which could result in an impairment of the Company’s investment in Venezuela. At December 31, 2014, the Company’s total investment in CP Venezuela was $955, which included intercompany payables of CP Venezuela.

In connection with its response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the above is responsive to the requests for additional information raised in your letter and it is our intention to include additional disclosures in future filings as we have described above. Should you have any questions or wish to discuss any of the above responses, please do not hesitate to contact me at (212) 310-2636 or Victoria Dolan, Vice President and Corporate Controller, at (212) 310-3024.

Very truly yours,

/s/ Dennis J. Hickey
Dennis J. Hickey
Chief Financial Officer

cc:
Ian Cook,
Chairman of the Board, President and Chief Executive Officer

Victoria L. Dolan,
Vice President and Corporate Controller

Tracey McKoy,
U.S. Securities and Exchange Commission,
Staff Accountant

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